hannover **re**®

08002541

SEC
Mail Processing
Section

MAY 12 2008

Washington, DC
101

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

May 9, 2008

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest two press releases "Hannover Re reports gratifying interim result" and "Annual General Meeting carries all motions as proposed".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
MAY 20 2008
THOMSON REUTERS

Stefan Schulz
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover re®

PRESS RELEASE

Hannover Re reports gratifying interim result

- **Operating profit (EBIT) + 59.3%**
- **Group quarterly net income + 22.6%**
- **Non-life reinsurance: EBIT almost doubled**
- **Combined ratio 99.5%**
- **Life and health reinsurance: EBIT margin within the target corridor**
- **Net investment income stable despite difficult capital markets**
- **Return on equity 18.7%**

Hannover, 6 May 2008: Hannover Re expressed satisfaction with its start to the new financial year. "Despite some headwind due to the difficult situation on the global capital markets, our quarterly result puts in place a good foundation for achieving our defined 2008 profit target – namely a return on equity in excess of 15 percent after taxes", Chief Executive Officer Wilhelm Zeller affirmed.

The operating profit (EBIT) as at 31 March 2008 improved on the corresponding period of the previous year by 59.3% to reach 245.6 million euro (154.2 million euro). Group net income climbed 22.6% to 151.5 million euro (123.5 million euro), equivalent to earnings of 1.26 euro (1.02 euro) a share.

The gross written premium booked by the Hannover Re Group contracted as anticipated by 5.5% as at 31 March 2008 to 2.3 billion euro (2.4 billion euro). The decrease was attributable principally to the weakness of the US dollar. At constant exchange rates the premium volume would have remained virtually unchanged. The level of retained premium increased to 88.7% (84.9%) as a consequence of significant savings on the cost of the company's own protection covers, and net premium therefore fell by a mere 3.3% to 1.7 billion euro (1.7 billion euro).

The development of **non-life reinsurance** gave Hannover Re grounds for satisfaction. "Although many markets are exhibiting unmistakable softening tendencies, we nevertheless obtained prices and conditions largely commensurate with the risks in the 1 January renewals", Mr. Zeller explained. In light of the softening markets the cycle management practised by Hannover Re for many years is taking on growing importance. In areas that offered attractive opportunities, such as worldwide credit and surety reinsurance and German business, Hannover

the reinsurance of pension funds, the company continues to see good business prospects.

Another special focus of Hannover Life Re is on the Asian markets: "In China we expect to commence business operations by the end of May through our newly established Shanghai branch. This will enable us to tap into the advantages enjoyed by a local reinsurer in the vigorously expanding Chinese market", Mr. Zeller noted. In South Korea, Asia's largest life reinsurance market, the company had already been granted a provisional business licence back in December 2007; by the middle of 2008 – if everything goes according to plan – it should also be possible to commence business activities through the newly established branch office in Seoul.

Gross written premium in life and health reinsurance climbed by 3.5% as at 31 March 2008 to 770.1 million euro (744.1 million euro); at constant exchange rates growth would have reached 10.0%. The level of retained premium rose from 87.4% to 88.6%. Net premium earned grew by 5.8% to 681.8 million euro (644.2 million euro).

The operating profit (EBIT) totalled 47.9 million euro (51.8 million euro). Whilst this figure was lower than in the comparative period of the previous year, the first quarter of 2007 had been influenced by a positive special effect in excess of 14 million euro. The claims experience for both mortality and morbidity risks in the first quarter was most gratifying at all operating units of the life and health reinsurance business group. The EBIT margin of 7.0% was within the target corridor of 6.5% to 7.5%. Group net income was boosted by 13.0% to 38.3 million euro (33.9 million euro); equivalent to earnings of 32 cents (28 cents) a share, this constitutes a good basis for achieving the targets for the full financial year.

As in the previous year, Hannover Re is also reporting on the European Embedded Value in the context of its first interim report. This consists of a valuation of the life and health reinsurance portfolio as well as of the allocated capital and hence provides a good opportunity to assess its long-term profitability. For the 2007 financial year the EEV for life and health reinsurance was for the first time calculated entirely on the basis of market-consistent assumptions. The Market Consistent Embedded Value determined for the life and health reinsurance portfolio increased by 12.3% to 1.7 billion euro (1.5 billion euro). The Value of New Business improved from 64.2 million euro to 106.4 million euro. The Operating Embedded Value Earnings from both new and in-force business surged by a pleasing 50.9% to 280.0 million euro (185.6 million euro).

Hannover Re was very largely satisfied with the development of its **investments**, although the protracted turmoil on capital markets of course had repercussions for the portfolio. The continuing slide in the US dollar caused the assets under own management to contract relative to the level of 31 December

providers. In light of significant pressure on prices Hannover Re consolidated its portfolio in Korea and is concentrating on its core clients.

Following the abolition of the reinsurance monopoly in Brazil Hannover Re intends to establish a representative office in Rio de Janeiro. Approval to launch business operations in Latin America's largest insurance market should be received from the Brazilian regulator in the coming weeks.

"For non-life reinsurance we expect a reduction of our net premium by 5% due to the weaker US dollar. Provided the burden of catastrophe losses and major claims is within the expected level of 10% of net premium, a very healthy profit contribution can be anticipated", Mr. Zeller stated.

The prospects in *life and health reinsurance* continue to be very favourable. The increasing size of the upper levels of the age pyramid in industrial nations should drive further growth in annuity and health insurance. Hannover Re anticipates positive growth impetus in the United States in the areas of special health covers for senior citizens and block assumption transactions. In Germany the company concentrates primarily on products aimed at senior citizens and unit-linked policies, with above all long-term care annuities likely to enjoy growing popularity. Yet the rapid formation of a middle class in emerging and developing nations should also ensure that the company is able to enjoy sustained growth. "With our newly established branches in China and South Korea we can maximise the current and future potentials offered by these life insurance markets better than we have to date. For 2008 we expect continued favourable profitability and double-digit premium growth", Mr. Zeller affirmed.

On the *investments* side we are concerned that due to the continuing weakness of the US dollar our investment portfolio will grow only moderately despite the anticipated positive cash flow that Hannover Re generates from its technical account and asset holdings. Assuming a normalisation of the capital markets during the course of 2008, Hannover Re is looking to a stable income from investments under own management. In the area of fixed-income securities the focus continues to be on high quality and good diversification of the portfolio. In combination with the equity holdings, the investments should be able to deliver a stable profit contribution.

Given the adequate conditions still prevailing on the reinsurance markets and the company's broad diversification – both in terms of its reinsurance business and investment portfolio –, Hannover Re anticipates another good result for the *full 2008 financial year*. "Provided the burden of major losses does not significantly exceed the expected level of 10% of net premium in non-life reinsurance and assuming a normalisation of the capital markets, we expect to generate a *return on equity* of more than 15 percent and *earnings per share* of around 5 euro in the 2008 financial year", Mr. Zeller explained.

Key Figures of the Hannover Re Group (IFRS basis)

in EUR million	1Q/2008	+/- previous year	1Q/2007	2007
Hannover Re Group				
Gross written premium	2,275.5	-5.5%	2,408.4	
Net premium earned	1,678.7	-3.3%	1,736.8	
Net underwriting result	(28.6)	-68.8%	(91.7)	
Net investment income[1]	262.6	+1.7%	258.2	
Operating profit (EBIT)	245.6	+59.3%	154.2	
Quarterly net income from continuing operations (before minorities)	158.4	+38.9%	114.0	
Quarterly net income from discontinued operations (before minorities)	0.0		15.3	
Minority interests	6.9	+20.2%	5.8	
Group net income	151.5	+22.6%	123.5	
Earnings per share in EUR	1.26	+22.6%	1.02	
Policyholders' surplus[2]	5,046.5	-4.7%		5,295.1
Investments (incl. funds held by ceding companies)	29,244.3	+0.7%		29,042.0
Total assets	37,371.3	+0.8%		37,068.4
Book value per share in EUR	26.04	-6.2%		27.77
Retention	88.7%		84.9%	
EBIT margin[3]	14.6%		8.9%	
Return on equity (after tax)[4]	18.7%		16.6%	
Non-life reinsurance				
Gross written premium	1,506.9	-9.5%	1,664.4	
Net premium earned	996.9	-8.8%	1,092.6	
Net underwriting result	(3.3)	-95.0%	(66.2)	
Operating profit (EBIT)	181.5	+94.5%	93.3	
Quarterly net income from continuing operations (before minorities)	119.6	+32.5%	90.3	
Quarterly net income from discontinued operations (before minorities)	0.0		16.2	
Minority interests	6.1	+34.9%	4.5	
Group net income	113.5	+11.3%	102.0	
Retention	88.6%		83.8%	
Combined ratio[5]	99.5%		105.5%	
EBIT margin[3]	18.2%		8.5%	
Life and health reinsurance				
Gross written premium	770.1	+3.5%	744.1	
Net premium earned	681.8	+5.8%	644.2	
Operating profit (EBIT)	47.9	-7.6%	51.8	
Group net income	38.3	+13.0%	33.9	
Retention	88.6%		87.4%	
Combined ratio[5]	97.2%		98.1%	
EBIT margin[3]	7.0%		8.0%	

[1] Including expense on funds withheld and contract deposits

[2] Total shareholders' equity + minority interests + hybrid capital

[3] Operating profit (EBIT)/net premium earned

[4] Quarterly figures are annualised

[5] Including interest income on contract deposits and funds withheld

hannover rück

PRESSE INFORMATION

Hannover Rück mit erfreulichem Zwischenergebnis

- **Operatives Ergebnis (EBIT) + 59,3 %**
- **Konzern-Quartalsüberschuss + 22,6 %**
- **Schaden-Rückversicherung: EBIT fast verdoppelt**
- **Kombinierte Schaden-/Kostenquote 99,5 %**
- **Personen-Rückversicherung: EBIT-Rendite im Zielkorridor**
- **Trotz schwieriger Kapitalmärkte Netto-Kapitalanlageergebnis stabil**
- **Eigenkapitalrendite 18,7 %**

Hannover, 6. Mai 2008: Die Hannover Rück zeigt sich mit ihrem Start in das neue Geschäftsjahr zufrieden. „Trotz einigen Gegenwinds, bedingt durch die schwierige Situation an den weltweiten Kapitalmärkten, haben wir mit unserem Quartalsergebnis eine gute Grundlage geschaffen, um unser angepeiltes Gewinnziel für 2008 – eine Eigenkapitalrendite von über 15 Prozent nach Steuern – zu erreichen", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Das operative Ergebnis (EBIT) zum 31. März 2008 erhöhte sich gegenüber der Vergleichsperiode um 59,3 % auf 245,6 Mio. EUR (154,2 Mio. EUR). Der Konzernüberschuss stieg um 22,6 % auf 151,5 Mio. EUR (123,5 Mio. EUR). Der Gewinn je Aktie betrug 1,26 EUR (1,02 EUR).

Die gebuchte Bruttoprämie für den Hannover Rück-Konzern ging zum 31. März 2008 erwartungsgemäß um 5,5 % auf 2,3 Mrd. EUR (2,4 Mrd. EUR) zurück. Der Rückgang resultierte vorrangig aus dem schwachen Dollarkurs. Bei konstanten Währungskursen wäre das Prämienvolumen nahezu konstant geblieben. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten auf 88,7 % (84,9 %), sodass die Nettoprämie lediglich um 3,3 % auf 1,7 Mrd. EUR (1,7 Mrd. EUR) zurückging.

Mit der Entwicklung in der **Schaden-Rückversicherung** zeigt sich die Hannover Rück zufrieden. „Zwar sind viele Märkte von unübersehbaren Aufweichungstendenzen gekennzeichnet, dennoch konnten wir in der Erneuerungssaison zum 1. Januar weitgehend risikoadäquate Preise und Bedingungen erzielen", erklärte Zeller. Angesichts weicher werdender Märkte gewinnt

das bei der Hannover Rück langjährig praktizierte Zyklusmanagement vermehrt an Bedeutung. Dort, wo attraktive Geschäftschancen bestehen, wie zum Beispiel in der weltweiten Kredit- und Kautionsrückversicherung oder auch in Deutschland, hat die Hannover Rück ihren Marktanteil erhöht. In besonders zyklischen Märkten wie Nordamerika hingegen wurde das Engagement zurückgefahren. Stattdessen stehen profitable Markt- und Produktnischen im Fokus, wie beispielsweise Zentral- und Osteuropa oder auch das islamkonforme Rückversicherungsgeschäft, das sich bislang erfreulich entwickelt hat. Ausgeweitet hat die Hannover Rück auch ihr fakultatives Rückversicherungsgeschäft, und zwar hauptsächlich in den Haftpflichtsparten.

Die Bruttoprämie für die Schaden-Rückversicherung ging zum 31. März 2008 gegenüber der Vorjahres-Vergleichsperiode um 9,5 % auf 1,5 Mrd. EUR (1,7 Mrd. EUR) zurück. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang lediglich 4,2 % betragen. Der Selbstbehalt erhöhte sich infolge deutlicher Einsparungen bei den eigenen Schutzdeckungskosten von 83,8 % auf 88,6 %. Die verdiente Nettoprämie ging um 8,8 % auf 1,0 Mrd. EUR (1,1 Mrd. EUR) zurück.

Der Großschadenanfall war im 1. Quartal unterdurchschnittlich: Größter Einzelschaden war der europäische Wintersturm „Emma" mit einer Nettobelastung von 26,3 Mio. EUR. Neben zwei weiteren Naturkatastrophenschäden waren eine Reihe von Feuerschäden sowie ein Transportschaden zu verzeichnen, die für die Hannover Rück alle relativ moderat ausfielen. Insgesamt betrug die Netto-Großschadenbelastung 68,1 Mio. EUR. Dieser Wert entspricht 6,8 % der Nettoprämie und bleibt damit unter dem Erwartungswert von 10 %. Die kombinierte Schaden-/Kostenquote beträgt 99,5 % (105,5 %).

Das versicherungstechnische Ergebnis verbesserte sich gegenüber dem Vorjahres-Vergleichsquartal, welches durch den hohen Großschadenanfall durch den Wintersturm „Kyrill" gekennzeichnet war, von -66,2 Mio. EUR auf -3,3 Mio. EUR. Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung stieg deutlich um 94,5 % auf 181,5 Mio. EUR (93,3 Mio. EUR). Der Konzernüberschuss erhöhte sich um 11,3 % auf 113,5 Mio. EUR (102,0 Mio. EUR). Das Ergebnis je Aktie betrug 0,94 EUR (0,85 EUR).

Auch mit den Ergebnissen des Geschäftsfelds **Personen-Rückversicherung** zeigt sich die Hannover Rück sehr zufrieden. Obwohl das Prämienwachstum angesichts von Sondereffekten im Vorjahresquartal sowie belastender Währungskurseffekte relativ moderat ausgefallen ist, dürfte das dynamische Wachstum im Laufe des Geschäftsjahres weiterhin anhalten. Die Hannover Rück, die in diesem Geschäftsfeld unter der Marke Hannover Life Re auftritt, betreibt ihr Geschäft auf Basis eines Fünf-Säulen-Modells. „Durch diese Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und nachhaltiges organisches Wachstum", betonte Zeller. Bereits im

1. Quartal konnte die Gesellschaft ihre bislang größte Transaktion realisieren, eine sogenannte Block-Assumption-Transaktion für US-amerikanisches Einzellebensgeschäft. In Großbritannien – dem zweitgrößten Lebensrückversicherungsmarkt der Welt – ist das Unternehmen als Spezialanbieter für Vorzugsrenten positioniert. Hier, wie auch in der Rückversicherung von Pensionsfonds, sieht man unverändert gute Geschäftschancen.

Im besonderen Fokus der Hannover Life Re stehen des Weiteren die asiatischen Märkte: „In China werden wir voraussichtlich noch im Mai unseren Geschäftsbetrieb über unsere neu gegründete Niederlassung in Shanghai aufnehmen. Wir können dadurch im stark expandierenden chinesischen Markt die Vorzüge eines lokalen Rückversicherers wahrnehmen", erklärte Zeller. In Südkorea, dem größten Lebensrückversicherungsmarkt Asiens, hatte die Gesellschaft bereits im Dezember 2007 eine vorläufige Geschäftslizenz erhalten; Mitte des Jahres 2008 – so die Planungen – sollte auch hier das Geschäft über die neu gegründete Niederlassung in Seoul aufgenommen werden können.

Die gebuchte Bruttoprämie stieg in der Personen-Rückversicherung zum 31. März 2008 um 3,5 % auf 770,1 Mio. EUR (744,1 Mio. EUR); bei konstanten Währungskursen hätte das Wachstum 10,0 % betragen. Der Selbstbehalt erhöhte sich von 87,4 % auf 88,6 %. Die verdiente Nettoprämie stieg um 5,8 % auf 681,8 Mio. EUR (644,2 Mio. EUR).

Das operative Ergebnis (EBIT) beträgt 47,9 Mio. EUR (51,8 Mio. EUR). Zwar liegt der Wert unter dem der Vorjahres-Vergleichsperiode, allerdings war das 1. Quartal 2007 durch einen positiven Sondereffekt von über 14 Mio. EUR gekennzeichnet. Der Schadenverlauf sowohl für Mortalitäts- als auch für Morbiditätsrisiken fiel bei allen operativen Einheiten des Geschäftsfeldes Personen-Rückversicherung im 1. Quartal sehr erfreulich aus. Die EBIT-Rendite liegt mit 7,0 % im Zielkorridor von 6,5 % bis 7,5 %. Der Konzernüberschuss konnte um 13,0 % auf 38,3 Mio. EUR (33,9 Mio. EUR) gesteigert werden; dies entspricht einem Ergebnis je Aktie von 0,32 EUR (0,28 EUR) und stellt somit eine gute Grundlage für die Erreichung der Jahresziele dar.

Wie bereits im Vorjahr berichtet die Hannover Rück im Rahmen ihres ersten Zwischenberichts auch über den European Embedded Value. Er beinhaltet eine Bewertung des Personen-Rückversicherungs-Portefeuilles sowie des zugehörigen Kapitals und liefert somit eine gute Beurteilungsmöglichkeit der langfristigen Ertragskraft. Für das Geschäftsjahr 2007 wurde der Wert des Personen-Rückversicherungsgeschäfts erstmals vollständig auf Basis marktkonsistenter Annahmen ermittelt. Der sogenannte marktkonsistente Embedded Value für die Personen-Rückversicherung erhöhte sich um 12,3 % auf 1,7 Mrd. EUR (1,5 Mrd. EUR). Der Wert des Neugeschäfts verbesserte sich von 64,2 Mio. EUR auf 106,4 Mio. EUR. Das operative Embedded-Value-Ergebnis sowohl aus Neu- als auch

Bestandsgeschäft stieg um erfreuliche 50,9 % auf 280,0 Mio. EUR (185,6 Mio. EUR).

Mit der Entwicklung ihrer **Kapitalanlagen** zeigt sich die Hannover Rück weitestgehend zufrieden, auch wenn die anhaltenden Kapitalmarktturbulenzen naturgemäß ihre Auswirkungen hatten. Der weiterhin fallende US-Dollar führte gegenüber dem 31. Dezember 2007 zu einem Rückgang der selbst verwalteten Kapitalanlagen auf 19,0 Mrd. EUR (19,8 Mrd. EUR). Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen um 6,5 % auf 211,3 Mio. EUR (198,3 Mio. EUR). Dies ist auf die leicht höhere Durchschnittsrendite in den Portefeuilles, aber auch auf den gegenüber dem Vorjahresquartal geringfügig gestiegenen Durchschnittsbestand zurückzuführen.

Im Rahmen ihres aktiven Portfoliomanagements hat die Gesellschaft die Marktverwerfungen im Januar und Februar vor allem für eine taktische Durationsverkürzung in ihren USD-Portfolios genutzt: Dabei wurden Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 133,8 Mio. EUR (40,2 Mio. EUR) realisiert. Dem standen realisierte Verluste in Höhe von 26,1 Mio. EUR (11,5 Mio. EUR) gegenüber. Angesichts der schwierigen Kapitalmarktsituation fielen Abschreibungen auf Wertpapiere in Höhe von 85,6 Mio. EUR an, davon 65,1 Mio. EUR auf Aktien. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen reduzierte sich leicht um 1,6 % auf 208,0 Mio. EUR (211,5 Mio. EUR). Allerdings wird dieser Effekt durch ein um 16,8 % gestiegenes Ergebnis aus Depotzinsen ausgeglichen, sodass das Nettoergebnis aus den gesamten Kapitalanlagen gegenüber der Vorjahresperiode um 1,7 % auf 262,6 Mio. EUR (258,2 Mio. EUR) gesteigert werden konnte.

Ausblick
Aufgrund ihrer strategischen Ausrichtung, der sich bietenden Marktchancen in der Schaden- und insbesondere in der Personen-Rückversicherung erwartet die Hannover Rück erneut ein gutes Ergebnis für 2008.

Das Brutto- und Netto-Prämienvolumen für den Hannover Rück-Konzern dürfte sich auf Vorjahresniveau bewegen.

Trotz erkennbarer Marktaufweichungstendenzen in der *Schaden-Rückversicherung* sind die Preise und Bedingungen überwiegend noch akzeptabel. „Dort, wo das Geschäft nicht unseren Profitabilitätsansprüchen entsprach, haben wir uns zurückgezogen und unser Portefeuille zugunsten anderer Segmente – wie dem Deutschland- oder dem weltweiten Kredit- und Kautionsgeschäft – umgeschichtet", unterstrich Zeller. Die hier erhöhten Marktanteile werden sich entsprechend positiv auf das Jahresergebnis auswirken. Nicht zuletzt angesichts einer gravierenden Ersparnis bei den Schutzdeckungskosten dürfte für 2008 mit einer Steigerung des operativen Ergebnisses in der Schaden-Rückversicherung zu rechnen sein.

Auch die Vertragserneuerungen zum 1. April in Japan und Südkorea zeigten weicher werdende Rückversicherungsmärkte. In Japan war die Situation in den einzelnen Segmenten gemischt. So konnte die Hannover Rück im allgemeinen Sachgeschäft stabile Preise erzielen; hier wurde das Portefeuille leicht ausgebaut. Bei den Sturm- und Erdbebendeckungen allerdings kam es aufgrund ausgebliebener Schäden erwartungsgemäß zu deutlichen Ratenreduzierungen. Im japanischen Haftpflichtgeschäft zeigten sich die Preise weitestgehend stabil, sodass die Gesellschaft ihr Portefeuille aufrechterhalten hat. „Insgesamt verliefen die Vertragserneuerungen in Japan noch akzeptabel; bei weiteren Ratenreduzierungen allerdings werden wir unser Engagement entsprechend zurückfahren", betonte Zeller. Den koreanischen Markt kennzeichnete ein verstärkter Wettbewerb durch neue Anbieter. Angesichts eines deutlichen Preisdrucks hat die Hannover Rück ihr Portefeuille in Korea konsolidiert und konzentriert sich auf ihre Kernkunden.

Nach dem Fall des Rückversicherungsmonopols in Brasilien wird die Hannover Rück in Rio de Janeiro eine Repräsentanz gründen. Die Genehmigung für den Geschäftsbetrieb im größten Versicherungsmarkt Lateinamerikas seitens der brasilianischen Aufsichtsbehörde sollte in den nächsten Wochen erfolgen.

„Für die Schaden-Rückversicherung gehen wir davon aus, dass sich die Nettoprämie aufgrund des schwächeren US-Dollars um 5 % reduziert. Vorausgesetzt, die Großschadenbelastung bewegt sich im Rahmen des Erwartungswerts von 10 % der Nettoprämie, ist von einem sehr guten Gewinnbeitrag auszugehen", erklärte Zeller.

In der *Personen-Rückversicherung* sind die Geschäftschancen unverändert sehr positiv. Das Anwachsen des oberen Segments der Alterspyramide in den Industrieländern sollte weiterhin als Wachstumsmotor für die Renten- und Krankenversicherung fungieren. Positive Wachstumsimpulse erwartet die Hannover Rück in den USA beim Seniorenkrankengeschäft oder bei Block-Übernahmen. In Deutschland konzentriert sich das Unternehmen schwerpunktmäßig auf den Bereich der Senioren- und fondsgebundenen Produkte, wobei sich vor allem die Pflegerente eines wachsenden Zuspruchs erfreuen dürfte. Aber auch die schnelle Herausbildung einer Mittelschicht in Schwellen- und Entwicklungsländern sollte dem Unternehmen ein nachhaltiges Wachstum sichern. „Mit unseren neu gegründeten Niederlassungen in China und Südkorea können wir die gegenwärtigen und zukünftigen Potenziale dieser Lebensversicherungsmärkte besser als bisher ausschöpfen. Wir gehen für 2008 von einer unverändert günstigen Ertragssituation und einem zweistelligen Prämienwachstum aus", betonte Zeller.

Bei den *Kapitalanlagen* ist zu befürchten, dass diese angesichts des anhaltend schwachen US-Dollars trotz des zu erwartenden

positiven Cashflows, den die Hannover Rück aus der Versicherungstechnik und den Kapitalanlagen generiert, allenfalls nur moderat ansteigen werden. Eine Beruhigung der Kapitalmärkte im Laufe des Jahres 2008 unterstellt, geht die Hannover Rück von unveränderten Erträgen aus selbst verwalteten Kapitalanlagen aus. Bei den festverzinslichen Wertpapieren liegt das Augenmerk weiterhin auf einer hohen Qualität und einer guten Diversifikation des Portfolios. Zusammen mit den Investitionen in Aktien sollte ein stabiler Ergebnisbeitrag aus Kapitalanlagen möglich sein.

Angesichts der noch risikoadäquaten Bedingungen an den Rückversicherungsmärkten und der breiten Diversifikation der Gesellschaft, sowohl im Rückversicherungsgeschäft als auch in den Kapitalanlagen, geht die Hannover Rück von einem erneut guten Ergebnis für das *Gesamtjahr* 2008 aus. „Unter der Prämisse, dass die Großschadenbelastung nicht wesentlich den Erwartungswert von 10 % der Nettoprämie in der Schaden-Rückversicherung übersteigt und es zu einer Beruhigung der Kapitalmärkte kommt, gehen wir für das Geschäftsjahr 2008 von einer *Eigenkapitalrendite* von mehr als 15 Prozent und einem *Gewinn je Aktie* von ca. 5 Euro aus", erklärte Zeller.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 0511 / 56 04-15 29,
E-Mail: daniela.gissinger@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Haftungshinweis:
Bestimmte Aussagen in dieser Pressemitteilung, die in die Zukunft gerichtet sind oder bestimmte Erwartungen für die Zukunft enthalten, beruhen auf gegenwärtig zur Verfügung stehenden Informationen. Solche Aussagen sind naturgemäß mit Risiken und Unsicherheiten behaftet. Umstände wie die allgemeine wirtschaftliche Entwicklung, zukünftige Marktbedingungen, außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die aufgrund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

in Mio. EUR	Q1/2008	+/- Vorjahr	Q1/2007	2007
Hannover Rück-Gruppe				
Gebuchte Bruttoprämie	2.275,5	-5,5 %	2.408,4	
Verdiente Nettoprämie	1.678,7	-3,3 %	1.736,8	
Versicherungstechnisches Ergebnis	-28,6	-68,8 %	-91,7	
Kapitalanlageergebnis[1]	262,6	+1,7 %	258,2	
Operatives Ergebnis (EBIT)	245,6	+59,3 %	154,2	
Quartalsüberschuss aus fortgeführten Geschäftsbereichen (vor Minderheitsanteilen)	158,4	+38,9 %	114,0	
Quartalsüberschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	0,0		15,3	
Minderheitsanteile	6,9	+20,2 %	5,8	
Konzernüberschuss	151,5	+22,6 %	123,5	
Ergebnis je Aktie in EUR	1,26	+22,6 %	1,02	
Haftendes Kapital[2]	5.046,5	-4,7 %		5.295,1
Kapitalanlagen (inkl. Depotforderungen)	29.244,3	+0,7 %		29.042,0
Bilanzsumme	37.371,3	+0,8 %		37.068,4
Buchwert je Aktie in EUR	26,04	-6,2 %		27,77
Selbstbehalt	88,7 %		84,9 %	
EBIT-Rendite[3]	14,6 %		8,9 %	
Eigenkapitalrendite (nach Steuern)[4]	18,7 %		16,6 %	
Schaden-Rückversicherung				
Gebuchte Bruttoprämie	1.506,9	-9,5 %	1.664,4	
Verdiente Nettoprämie	996,9	-8,8 %	1.092,6	
Versicherungstechnisches Ergebnis	-3,3	-95,0 %	-66,2	
Operatives Ergebnis (EBIT)	181,5	+94,5 %	93,3	
Quartalsüberschuss aus fortgeführten Geschäftsbereichen (vor Minderheitsanteilen)	119,6	+32,5 %	90,3	
Quartalsüberschuss aus aufgegebenen Geschäftsbereichen (vor Minderheitsanteilen)	0,0		16,2	
Minderheitsanteile	6,1	+34,9 %	4,5	
Konzernüberschuss	113,5	+11,3 %	102,0	
Selbstbehalt	88,6 %		83,8 %	
Kombinierte Schaden-/Kostenquote[5]	99,5 %		105,5 %	
EBIT-Rendite[3]	18,2 %		8,5 %	
Personen-Rückversicherung				
Gebuchte Bruttoprämie	770,1	+3,5 %	744,1	
Verdiente Nettoprämie	681,8	+5,8 %	644,2	
Operatives Ergebnis (EBIT)	47,9	-7,6 %	51,8	
Konzernüberschuss	38,3	+13,0 %	33,9	
Selbstbehalt	88,6 %		87,4 %	
Kombinierte Schaden-/Kostenquote[5]	97,2 %		98,1 %	
EBIT-Rendite[3]	7,0 %		8,0 %	

[1] einschließlich Depotzinsaufwendungen

[2] Eigenkapital + Minderheitsanteile + Hybridkapital

[3] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

[4] Quartale wurden annualisiert

[5] einschließlich Depotzinsen

hannover re®

PRESS RELEASE

Annual General Meeting carries all motions as proposed

Hannover, 6 May 2008: The Annual General Meeting of Hannover Re today approved all motions brought, adopting all of its resolutions with a large majority.

In his speech, Chief Executive Officer Wilhelm Zeller recapitulated on an excellent financial year 2007 in which the company posted the highest Group net income in its history, at EUR 734 million. Although this result was due in part to a positive one-off effect from corporation tax amendments in Germany, Hannover Re would have posted a record profit anyway.

Zeller also stated that he was highly satisfied with the figures for the first quarter of 2008, published today (see separate press release): "Our result to date stands us in good stead to achieve our ambitious profit target for the year as a whole – a return on equity of over 15 percent after tax."

The Annual General Meeting likewise approved the motion brought by the Executive Board and Supervisory Board as regards the allocation of the Hannover Rück AG balance sheet profit of EUR 280 million: shareholders can look forward to a gross dividend of EUR 1.80 plus a bonus of EUR 0.50 for each share fully paid-up for the entire financial year. The bonus is the company's way of enabling its shareholders to participate in the corporation tax windfall. The remaining disposable profit of EUR 2.6 million is to be carried forward to new account.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (tel. +49 / 511 / 56 04-15 29,
e-mail: daniela.gissinger@hannover-re.com)

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

PRESSE INFORMATION

Hauptversammlung stimmt allen Beschlussvorschlägen zu

Hannover, 6. Mai 2008: Die ordentliche Hauptversammlung der Hannover Rück hat heute mit großer Mehrheit allen Beschlussvorschlägen zugestimmt.

Der Vorstandsvorsitzende Wilhelm Zeller blickte in seiner Rede noch einmal auf das hervorragende Geschäftsjahr 2007 zurück, in dem die Gesellschaft mit 734 Mio. EUR den höchsten Konzernüberschuss ihrer Geschichte ausweisen konnte. Mitgeprägt war dieses Ergebnis durch einen positiven Einmaleffekt aus der Unternehmenssteuerreform, doch auch dessen ungeachtet hätte die Hannover Rück einen Rekordgewinn erzielt.

Zufrieden zeigte sich Zeller auch angesichts der heute veröffentlichten Zahlen zum ersten Quartal 2008 (vgl. separate Pressemitteilung): „Mit unserem bisherigen Ergebnis verfügen wir über eine gute Grundlage, um unser ehrgeiziges Gewinnziel für das Gesamtjahr – eine Eigenkapitalrendite von über 15 Prozent nach Steuern – zu erreichen."

Die Hauptversammlung stimmte dem Vorschlag von Vorstand und Aufsichtsrat über die Verwendung des Bilanzgewinns der Hannover Rück AG in Höhe von 280 Mio. EUR zu: Auf jede für das gesamte Geschäftsjahr voll eingezahlte Aktie erhalten die Aktionäre eine Brutto-Dividende von 1,80 EUR, zuzüglich eines Bonus von 0,50 EUR, mit dem die Gesellschaft ihre Aktionäre am Sondereffekt aus der Unternehmenssteuerreform teilhaben lässt. Die verbleibenden 2,6 Mio. EUR Bilanzgewinn werden auf neue Rechnung vorgetragen.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 0511 / 56 04-15 29,
E-Mail: daniela.gissinger@hannover-re.com)

hannover rück

PRESSE INFORMATION

Hauptversammlung stimmt allen Beschlussvorschlägen zu

Hannover, 6. Mai 2008: Die ordentliche Hauptversammlung der Hannover Rück hat heute mit großer Mehrheit allen Beschlussvorschlägen zugestimmt.

Der Vorstandsvorsitzende Wilhelm Zeller blickte in seiner Rede noch einmal auf das hervorragende Geschäftsjahr 2007 zurück, in dem die Gesellschaft mit 734 Mio. EUR den höchsten Konzernüberschuss ihrer Geschichte ausweisen konnte. Mitgeprägt war dieses Ergebnis durch einen positiven Einmaleffekt aus der Unternehmenssteuerreform, doch auch dessen ungeachtet hätte die Hannover Rück einen Rekordgewinn erzielt.

Zufrieden zeigte sich Zeller auch angesichts der heute veröffentlichten Zahlen zum ersten Quartal 2008 (vgl. separate Pressemitteilung): „Mit unserem bisherigen Ergebnis verfügen wir über eine gute Grundlage, um unser ehrgeiziges Gewinnziel für das Gesamtjahr – eine Eigenkapitalrendite von über 15 Prozent nach Steuern – zu erreichen."

Die Hauptversammlung stimmte dem Vorschlag von Vorstand und Aufsichtsrat über die Verwendung des Bilanzgewinns der Hannover Rück AG in Höhe von 280 Mio. EUR zu: Auf jede für das gesamte Geschäftsjahr voll eingezahlte Aktie erhalten die Aktionäre eine Brutto-Dividende von 1,80 EUR, zuzüglich eines Bonus von 0,50 EUR, mit dem die Gesellschaft ihre Aktionäre am Sondereffekt aus der Unternehmenssteuerreform teilhaben lässt. Die verbleibenden 2,6 Mio. EUR Bilanzgewinn werden auf neue Rechnung vorgetragen.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Daniela Gissinger (Tel. 0511 / 56 04-15 29,
E-Mail: daniela.gissinger@hannover-re.com)

END